

January 12, 2021

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the American
Century® Low Volatility ETF of American Century ETF Trust under the Exchange Act of
1934.

Sincerely,

Bes Sawyn